Metropolitan Life Insurance Company 200 Park Avenue, 4th Floor New York, NY 10166-0005

September 2, 2025

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Metropolitan Life Insurance Company

File No. 333-289871

SEC Accession No. 0001193125-25-188859

Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Metropolitan Life Insurance Company (the “Registrant”) hereby requests the withdrawal of the Registrant’s initial registration statement on Form N-4 for the Registered Fixed Account Option (MVA), File No. 333-289871, filed with the Securities and Exchange Commission on August 27, 2025 (the “Registration Statement”).

Metropolitan Life Insurance Company has been advised by the Staff of the Securities and Exchange Commission that such Registration Statement should be filed as a Post-Effective Amendment to SEC File No. 333-268428, pursuant to Rule 485(a). The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact Tom Conner at Carlton Fields, P.A. at 202-965-8139.

Sincerely,

Metropolitan Life Insurance Company

 By:/s/ Heather C. Harker

    Heather C. Harker

    Assistant General Counsel

cc: W. Thomas Conner, Esq.